Almaden Confirms Almadex Trading Date

VANCOUVER, BC -- (Marketwired - August 13, 2015) - Almaden Minerals Ltd. ("Almaden" or the "Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to announce that the TSX Venture Exchange (the "TSXV") has issued a bulletin stating that the common shares (the "Almadex Shares") of Almadex Minerals Limited ("Almadex") will commence trading on the TSXV at the open of trading on Friday, August 14, 2015. The Almadex Shares will trade under the symbol "AMZ".

Pursuant to the statutory plan of arrangement involving Almaden and Almadex (the "Plan of Arrangement"), each outstanding Almaden warrant will be exchanged for one Almaden replacement warrant (each an "Almaden Replacement Warrant") and 0.6 Almadex warrants (each full warrant being an "Almadex Warrant"). The exercise price of the Almaden Replacement Warrants and the Almadex Warrants will be determined in accordance with the proportional market value of the respective companies, as more fully described in Almaden's management information circular dated May 15, 2015 (the "Circular").

Similarly, each outstanding Almaden option will be exchanged for one Almaden replacement option (each an "Almaden Replacement Option") and 0.6 Almadex options (each full option being an "Almadex Option"). The exercise price of the Almaden Replacement Options and the Almadex Options will be determined in accordance with the proportional market value of the respective companies, as more fully described in the Circular.

At the open of trading on August 14, 2015, there will be 43,888,992 Almadex Shares issued and outstanding. For more information on Almadex, investors should review the Circular, which is available on SEDAR, or visit Almadex's new website at www.almadexminerals.com.

About Almaden

Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

The Ixtaca Deposit currently hosts an N.I. 43-101 compliant Measured and Indicated resource of approximately 93 million tonnes grading 0.55 g/t Au and 32 g/t Ag, for a total of 1.65M ounces of gold and 96.7M ounces of silver.

In September 2014, Almaden reported on a Preliminary Economic Assessment of the Ixtaca deposit, which estimates an economically positive project generating an after-tax IRR of greater than 20% using US$1200/oz gold and US$18/oz silver prices. The project would produce an average of 130,000 ounces of gold and 7.8M ounces of silver per year for approximately 12 years.

On Behalf of the Board of Directors,

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX), TSXV, nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements include, but are not limited to, statements with respect to the trading of the Almadex Shares on the TSXV. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden or Almadex to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk of unexpected tax consequences to the proposed strategic reorganization, the risk of unanticipated material expenditures required by the Company prior to completion of the proposed strategic reorganization, risks of the market valuing Almaden and Almadex in a manner not anticipated by the Company, risks related to international operations, the actual results of current exploration activities, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Almaden Minerals Limited
604.689.7644
info@almadenminerals.com
www.almadenminerals.com